BARCLAYS PLC 6-K

Exhibit 99.1

20 February 2024

Barclays PLC (“Barclays”)

New operating divisions and management

Barclays has today announced that it will be managed and reported via five focused operating divisions:

•	Barclays UK;
•	Barclays UK Corporate Bank;
•	Barclays Private Bank and Wealth Management;
•	Barclays Investment Bank; and
•	Barclays US Consumer Bank.

Barclays segmental reporting will reflect these five operating divisions, in addition to Head Office, from the first quarter of 2024.

Barclays has also today published a resegmentation document which provides details of the impact on the Group's financial reporting as a result of such resegmentation, and re-presents segmental results for 2023 (full year and quarterly), 2022 (full year and quarterly), and 2021.

These changes do not affect legal entities nor do they impact the Group’s consolidated financials.

The resegmentation document may be accessed via the Barclays website at https://home.barclays/investor-relations/reports-and-events/financial-results/.

The operating divisions will be led as follows (subject to regulatory approval in respect of new appointments, as appropriate):

-	Vim Maru appointed CEO of Barclays UK;
-	Matt Hammerstein appointed CEO of Barclays UK Corporate Bank. In addition to his leadership of UK Corporate Bank, Matt Hammerstein will replace Sasha Wiggins as the head of Public Policy and Corporate Responsibility;
-	Sasha Wiggins appointed CEO of Barclays Private Bank & Wealth Management; and
-	Denny Nealon will continue in his current role as CEO of Barclays US Consumer Bank and Barclays Bank Delaware.

The Investment Bank operating division will be co-led as follows (also subject to regulatory approval in respect of new appointments, as appropriate):

-	Adeel Khan appointed sole head of Global Markets;
-	Cathal Deasy and Taylor Wright will continue in their current roles as Co-Heads of Banking; and
-	Stephen Dainton appointed President of Barclays Bank PLC and Head of Investment Bank Management.

Each of the divisional and business heads above will be members of Barclays Group Executive Committee, and will report to the Group Chief Executive, C.S. Venkatakrishnan. Details of the full composition of this Committee can be found at https://home.barclays/who-we-are/structure-and-leadership/leadership

Paul Compton will step back from his role as the Global Head of the CIB and President of Barclays Bank PLC and become the Chairman of Investment Banking, also reporting to the Group Chief Executive in this capacity.

Notes

1.	In addition to his reporting line to the Group Chief Executive, C.S. Venkatakrishnan, Denny Nealon will continue to report Richard Haworth, CEO Americas.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations

Marina Shchukina	Jonathan Tracey
+44 (0) 20 7116 2526	+44 (0) 20 7116 4755

About Barclays

Barclays is a British universal bank.  We are diversified by business, by different types of customer and client, and geography.  Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group.

For further information about Barclays, please visit our website home.barclays